NeuroSense Therapeutics

NEUROSENSE THERAPEUTICS LTD.
11 HAMENOFIM STREET
BUILDING B
HERZLIYA 4672562
ISRAEL

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 29, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 29, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V17180-Z85297

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 4.	For	Against	Abstain
1. To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company's auditors for the year 2023 and for an additional period until the next Annual Meeting.	☐	☐	☐
2. To approve the re-election of Ms. Caren Deardorf to the Board of Directors, to serve until the third Annual Meeting after the Meeting.	☐	☐	☐
3. To approve the grant of restricted share units to non-management directors.	☐	☐	☐
4. To approve a 2023 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.	☐	☐	☐
	Yes	**No**	
4a. Are you controlling shareholder or do you have personal interest in approval of proposal 4 above (response required for vote to be counted)?	☐	☐	

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned stockholder. **If no direction is made, this proxy will be voted "FOR" Proposal 1, "FOR" Proposal 2, "FOR" Proposal 3, and "FOR" Proposal 4.**

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V17181-Z85297

NEUROSENSE THERAPEUTICS LTD.
Proxy for Annual Shareholders Meeting on May 30, 2023
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Ben-Noon and Or Eisenberg and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Shareholders Meeting of NeuroSense Therapeutics Ltd., to be held May 30, 2023 at 11 Hamenofim St., Building B, Herzliya 4672562, Israel, and at any adjournments or postponements thereof.

Continued and to be signed on reverse side